NYFIX, Inc.
100 Wall Street
New York, NY 10005
February 4, 2010
VIA EDGAR
The Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	NYFIX, Inc. Registration No. 333-102493 Request for Withdrawal of Post-Effective Amendment No. 1 to Form S-3
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NYFIX, Inc. (the “Company”) hereby applies for withdrawal of its Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to its Registration Statement on Form S-3 (Registration No. 333-102493), filed with the U.S. Securities and Exchange Commission on December 10, 2009. The Company’s CIK Code is 0000099047, and the Accession No. of the Post-Effective Amendment is 0000950123-09-069918.
     The Company is requesting the withdrawal of the Post-Effective Amendment because the Registration Statement was never declared effective. Concurrently with this withdrawal, the Company is filing a request to withdraw the Registration Statement. The Post-Effective Amendment has not been declared effective, and no securities have been or will be issued or sold under the Post-Effective Amendment.
     This letter confirms that, pursuant to Rule 477 of the Securities Act, the Post-Effective Amendment is hereby withdrawn. If you have any questions regarding this matter, please contact the undersigned at (212) 656-2039.

Very truly yours, NYFIX, INC.
By:	/s/ Janet M. Kissane
Janet M. Kissane
Vice President and Secretary